     July 17, 2002

Northern States Power Company
414 Nicollet Mall
Minneapolis, Minnesota 55401

   Re: Registration Statement on Form S-3

Dear Sirs:

     We have acted as special tax counsel to Northern States Power Company (the “Company”) in connection with the issuance of $10 million aggregate principal amount of the Company’s 8.00% Notes, Series due 2042 (the “Notes”). We have participated in the preparation of the Registration Statement on Form S-3 relating to the Company’s debt securities (No. 333-59098) (the “Registration Statement”), which was declared effective on May 2, 2001, and the Prospectus Supplement, dated July 9, 2002, relating to the Notes (the “Prospectus Supplement”). The Notes will be issued pursuant to the Indenture, dated July 1, 1999, between the Company and Wells Fargo Bank Minnesota, National Association, as amended and supplemented (the “Indenture”).

     In connection with our opinion, we have reviewed and are relying upon the Registration Statement, including the exhibits thereto, the Prospectus Supplement, the representations contained in a letter addressed to us from the Company and dated the date hereof, and such other documents, records and instruments as we have deemed necessary or appropriate for purposes of this opinion.

     This opinion is based upon current provisions of the Internal Revenue Code of 1986, as amended, current Treasury regulations issued thereunder, current published administrative rulings and procedures of the Internal Revenue Service, and judicial decisions published to date, all of which are subject to change or differing interpretation, possibly with retroactive effect.

     Based upon and subject to the foregoing, it is our opinion that the material federal income tax consequences to holders of the Notes will be as described under the heading “Material Federal Income Tax Consequences” in the Prospectus Supplement. You have not requested, and we do not express, an opinion concerning any other tax consequences of the issuance of the Notes.

     We consent to the filing of this opinion as Exhibit 8.01 to the Company’s Current Report on Form 8-K, dated today, relating to the exercise by the underwriters of their overallotment option pursuant to the underwriting agreement, dated as of July 8, 2002, (the “Underwriting Agreement”) entered into between the Company and the several underwriters named in Schedule II thereto. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Jones, Day, Reavis & Pogue